FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: June 12, 2003

By:

 /s/ Derek Price

 Name

Its:

Vice-President of Finance and CFO

(Title)

FOR IMMEDIATE RELEASE

June 12, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton River Added to S&P/TSX Composite Index

Wheaton River Minerals Ltd. (WRM: TSX, WHT: AMEX) is pleased to announce that the Company has been added to the S&P/TSX Composite Index, effective June 20, 2003.

The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies traded on the Toronto Stock Exchange.

"Wheaton River is extremely pleased to be included in this S&P index," stated Ian Telfer, Chairman and CEO. "We believe this demonstrates recognition of Wheaton's performance as a leading gold mining company on the Toronto Stock Exchange."

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.